Mail Stop 3561
      November 2, 2005

M. Dewey Bain
President and Chief Executive Officer
Planetlink Communications, Inc.
1415 Bookhout Drive
Cumming, GA 30041

      Re:	Planetlink Communications, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A
      Filed October 21, 2005
		File No. 0-31763

Dear Mr. Bain:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the new paragraph at the bottom of revised notice of annual meeting. The conclusion of that paragraph appears to convey that only timely proxies will be voted and that "timely" proxies do not include those received within 48 hours of the meeting. Please tell us the basis under state law or your corporate governance provisions for your definition of timely and apparent position that proxies received within 48 hours of the meeting may not be counted.
In addition, please tell us - with a view toward Item 2 of Schedule
14A disclosure - whether proxies are revocable within 48 hours of the meeting.
2. We reissue comment 1 in our letter dated October 15, 2005. Please provide greater detail of the last five years of business experience for Messrs. Chemtov and Williams.
3. We reissue comment 2 in our letter dated October 15, 2005. Please revise your disclosure to provide all of the information called for in Item 7(d)(1) with respect to each committee discussed. In addition, your disclosure should explicitly state whether you have a nominating committee.
4. We note your response to comment 3 in our letter dated October
15,
2005 which suggests you no longer have a nominating committee. Please revise your disclosure to provide all the information required by Item 7(d)(2)(i) and (d)(2)(ii), which is required even if you do not have a nominating committee. See the Instruction to Item 7(d)(2)(ii).
5. We reissue comment 4 in our letter dated October 15, 2005. Please revise your disclosure to provide all the information required by
Item 7(d)(3). For example, please provide the disclosure required by
Item 306.
6. We reissue comment 8 in our letter dated October 15, 2005. As revised, your disclosure appears to convey the effect and treatment of abstentions for quorum purposes, but not for the actual vote on each matter proposed. In addition, it does not appear you have explicitly disclosed the effect and treatment of broker non-votes.
7. We reissue comment 11 in out letter dated October 15, 2005.
The
proxy card entries for each nominee should provide only a "for" and
"withhold" box, not an "against" box.

***


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   	You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, David Mittelman, Legal Branch Chief, at (202) 551-3214 or me at
(202) 551-3720 with any questions.




      Sincerely,



	H. Christopher Owings
      Assistant Director





cc:	Martin Mushkin, Esq.
      Paykin Greenblatt Lester & Krieg
      FAX: (212) 684-9022

M. Dewey Bain
Planetlink Communications, Inc.
November 2, 2005
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